EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Songbird Development, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements we prepared. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in the Registration Statement (Form S-1) pertaining to the registration of 2,000,000 shares of common stock of Songbird Development, Inc. of our Audit Report dated September 13, 2013 with respect to the financial statement of Songbird Development, Inc. for the period December 27, 2012(inception) through July 31, 2013.

/s/ John Scrudato CPA
Califon New Jersey
February 5, 2014